Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2011 AND DECEMBER 31, 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30,	December 31,
	2011	2010
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$227,472	$276,637
Restricted cash	7,136	6,291
Marketable Securities	2,544	—
Accounts receivable, net	21,319	24,417
Insurance claims	4,587	5,018
Due from related companies (Note 2)	2,539	2,977
Advances and other	9,089	4,789
Vessels held for sale	—	26,986
Inventories	18,878	14,011
Prepaid insurance and other	2,555	2,949
Current portion of financial instruments-Fair value (Note 7)	4,056	3,378

Total current assets	300,175	367,453

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7)	959	498
FIXED ASSETS (Notes 4)
Advances for vessels under construction	77,101	81,882

Vessels	2,704,861	2,638,550
Accumulated depreciation	(452,528)	(403,485)

Vessels’ Net Book Value	2,252,333	2,235,065

Total fixed assets	2,329,434	2,316,947

DEFERRED CHARGES, net (Note 5)	17,236	16,362

Total assets	$2,648,804	$2,702,260

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$120,218	$133,819
Payables	25,887	23,914
Due to related companies (Note 2)	3,147	779
Accrued liabilities	16,950	10,576
Accrued bank interest	6,866	6,481
Unearned revenue	5,115	9,189
Current portion of financial instruments - Fair value (Note 7)	32,434	32,486

Total current liabilities	210,617	217,244

LONG-TERM DEBT, net of current portion (Note 6)	1,406,905	1,428,648

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7)	25,546	36,438

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 46,153,987 issued and outstanding at June 30, 2011 and 46,081,487 issued at December 31, 2010.	46,154	46,081
Additional paid-in capital	351,501	350,946
Retained earnings	648,815	671,480

	1,046,470	1,068,507
Accumulated other comprehensive loss	(42,537)	(52,329)
Noncontrolling interest	1,803	3,752

Total stockholders’ equity	1,005,736	1,019,930

Total liabilities and stockholders’ equity	$2,648,804	$2,702,260

The accompanying notes are an integral part of these interim consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30
	2011	2010

VOYAGE REVENUES:	$101,309	$112,847

EXPENSES:
Commissions	3,718	4,103
Voyage expenses	33,707	25,475
Charter hire expense (Note 4)	—	1,389
Vessel operating expenses	33,139	29,387
Depreciation	24,851	22,323
Amortization of deferred dry-docking costs	1,194	1,097
Management fees (Note 2(a))	3,933	3,249
General and administrative expenses	1,054	790
Stock compensation expense (Note 9)	329	367
Foreign currency losses	240	402
Loss/(Gain) on sale of vessels	801	(5,844)

Total expenses	102,966	82,738

Operating (loss)/income	(1,657)	30,109

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(16,945)	(21,548)
Interest income	598	683
Other, net	(10)	(71)

Total other expenses, net	(16,357)	(20,936)

Net (loss)/ income	(18,014)	9,173

Less: Net income attributable to the noncontrolling interest	(113)	(707)

Net (loss)/income attributable to Tsakos Energy Navigation Limited	$(18,127)	$8,466

(Loss)/Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.39)	$0.22

(Loss)/Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.39)	$0.22

Weighted average number of shares, basic	46,082,284	38,018,711

Weighted average number of shares, diluted	46,082,284	38,299,288

The accompanying notes are an integral part of these interim consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30
	2011	2010

VOYAGE REVENUES:	$200,505	$217,521

EXPENSES:
Commissions	7,073	8,055
Voyage expenses	57,240	44,924
Charter hire expense (Note 4)	—	1,905
Vessel operating expenses	64,735	63,929
Depreciation	49,086	43,898
Amortization of deferred dry-docking costs	2,302	2,450
Management fees (Note 2(a))	7,818	6,597
General and administrative expenses	2,193	1,791
Stock compensation expense (Note 9)	701	793
Foreign currency losses	637	213
Net gain on sale of vessels	(5,001)	(20,190)

Total expenses	186,784	154,365

Operating income	13,721	63,156

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(23,370)	(35,593)
Interest income	1,188	1,328
Other, net	(131)	(59)

Total other expenses, net	(22,313)	(34,324)

Net (loss)/income	(8,592)	28,832

Less: Net income attributable to the noncontrolling interest	(250)	(911)

Net (loss)/income attributable to Tsakos Energy Navigation Limited	$(8,842)	$27,921

(Loss)/Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.19)	$0.74

(Loss)/Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.19)	$0.73

Weighted average number of shares, basic	46,081,888	37,734,368

Weighted average number of shares, diluted	46,081,888	38,068,876

The accompanying notes are an integral part of these interim consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

			Additional		Treasury Stock		Accumulated Other	Tsakos Energy
	Comprehensive Income (Loss)	Common Stock	Paid-in Capital	Retained Earnings	Shares	Amount	Comprehensive Income (Loss)	Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2010		$37,671	$266,706	$679,597	754,706	$(17,863)	$(57,731)	$908,380	$5,947	$914,327

Net income	$28,832			27,921				27,921	911	28,832

- Proceeds from Stock Issuance Program			(132)	(5,036)	(754,706)	17,863		12,695		12,695

- Issuance of 67,050 shares of restricted share units		67	(67)					—		—

- Issuance of common stock (445,127 shares)		446	6,600					7,046		7,046

- Cash dividends paid ($0.30 per share)				(11,394)				(11,394)		(11,394)

- Cash dividends declared ($0.15 per share)				(5,728)				(5,728)		(5,728)

- Distribution from Subsidiary to non controlling interest								—	(3,462)	(3,462)

- Fair value of financial instruments	(2,561)						(2,561)	(2,561)		(2,561)

- Amortization of restricted share units			793					793		793

Comprehensive income	$26,271

BALANCE, June 30, 2010		$38,184	$273,900	$685,360	—	$—	$(60,292)	$937,152	$3,396	$940,548

BALANCE, January 1, 2011		$46,081	$350,946	$671,480	—	$—	$(52,329)	$1,016,178	$3,752	$1,019,930

Net income/(loss)	$(8,592)			(8,842)				(8,842)	250	(8,592)

- Expenses of 2010 common stock-offering			(73)					(73)		(73)

- Issuance of 72,500 shares of restricted share units		73	(73)					—		—

- Cash dividends paid ($0.30 per share)				(13,823)				(13,823)		(13,823)

- Distribution from Subsidiary to non controlling interest								—	(2,199)	(2,199)

- Fair value of financial instruments	9,748						9,748	9,748		9,748

- Fair value of marketable securities	44						44	44		44

- Amortization of restricted share units			701					701		701

Comprehensive income	$1,200

BALANCE June 30, 2011		$46,154	$351,501	$648,815	—	$—	$(42,537)	$1,003,933	$1,803	$1,005,736

The accompanying notes are an integral part of these interim consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2011	2010
Cash Flows from Operating Activities:

Net (loss)/ income	$(8,592)	$28,832
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	49,086	43,898
Amortization of deferred dry-docking costs	2,302	2,450
Amortization of loan fees	482	607
Stock compensation expense	701	793
Change in fair value of derivative instruments	(2,292)	8,454
Change in fair value of marketable securities	(44)	—
Net gain on sale of vessels	(5,001)	(20,190)
Payments for dry-docking	(3,243)	(3,019)
(Increase) Decrease in:
Receivables	(333)	(17,752)
Inventories	(4,867)	2,557
Prepaid insurance and other	394	(1,784)
Increase (Decrease) in:
Payables	4,341	4,892
Accrued liabilities	6,759	1,952
Unearned revenue	(4,074)	(7,192)

Net Cash provided by Operating Activities	35,619	44,498

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(41,713)	(93,478)
Vessel acquisitions and/or improvements	(30,362)	(44,065)
Purchase of marketable securities	(2,500)	—
Proceeds from the sale of vessels	42,489	134,112

Net Cash used in Investing Activities	(32,086)	(3,431)

Cash Flows from Financing Activities:
Proceeds from long-term debt	48,000	79,000
Financing costs	(486)	(641)
Payments of long-term debt	(83,345)	(114,545)
Decrease in restricted cash	(845)	(480)
Proceeds from stock issuance program, net	—	19,873
Cash dividend	(13,823)	(11,394)
Distribution from subsidiary to noncontrolling interest owners	(2,199)	(3,462)

Net Cash used in Financing Activities	(52,698)	(31,649)

Net (decrease)/increase in cash and cash equivalents	(49,165)	9,418
Cash and cash equivalents at beginning of period	276,637	296,181

Cash and cash equivalents at end of period	$227,472	$305,599

The accompanying notes are an integral part of these interim consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

The consolidated balance sheet as of December 31, 2010 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010. In June 2011, the FASB updated its guidance with regards to the presentation of Comprehensive income revising the manner in which entities present comprehensive income in their financial statements. The updated guidance eliminates the current option used by the Company to report other comprehensive income and its components in the statement of changes in equity. Instead, upon adoption, an entity can elect to present items of net income and other comprehensive income in one continuous statement-referred to as the statement of comprehensive income or in two separate but consecutive statements. The updated guidance should be applied retrospectively, and is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The updated guidance will be adopted by the Company on January 1, 2012, and is not expected to have an effect on the Company’s consolidated statement of financial position, results of operations or cash flows.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Tsakos Shipping and Trading S.A. (commissions)	1,370	1,789	3,023	3,436
Tsakos Energy Management Limited (management fees)	3,858	3,156	7,668	6,412
Tsakos Columbia Shipmanagement S.A.	301	—	597	—
Argosy Insurance Company Limited	2,533	2,068	4,987	4,512
AirMania Travel S.A.	601	102	859	223

Total expenses with related parties	8,663	7,115	17,134	14,583

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

Balances due from and due to related parties are as follows:

	June 30, 2011	December 31, 2010

Due from related parties
Tsakos Shipping and Trading S.A.	2,300	2,977
Tsakos Columbia Shipmanagement S.A.	239	—

Total due from related parties	2,539	2,977

Due to related parties
Tsakos Energy Management Limited	110	75
Tsakos Columbia Shipmanagement S.A.	—	56
Argosy Insurance Company Limited	2,816	612
AirMania Travel S.A.	221	36

Total due to related parties	3,147	779

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2010, monthly management fees for operating vessels were $24.0 per owned vessel and $17.7 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis. From July 1, 2010, the monthly management fees for operating vessels increased to $27.0 per owned vessel except for the LNG carrier which bears a monthly fee of $32.0 of which $7.0 is paid to the Management Company and $25.0 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis increased to $20.0. It was agreed that no further increase would be implemented at the beginning of 2011.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at June 30, 2011 to pay the Management Company an amount of approximately $140,257 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued)): Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at June 30, 2011, scheduled for future delivery are:

Year	Amount

July to December 2011	7,847
2012	15,648
2013	15,876
2014	15,960
2015	15,960
2016 to 2021	85,863

157,154

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.7 per vessel in the first half of 2010 and $20.0 from July 1, 2010 onwards. These fees in total amounted to $327, and $380 during the six months ended June 30, 2011 and 2010, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Until June 30, 2010, the Management Company had appointed Tsakos Shipping to provide technical management to the Company’s vessels. From July 1, 2010 onwards, such technical management is performed by TCM, while Tsakos Shipping continues to provide services to the Company’s vessels as described below. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(c)	Tsakos Shipping and Trading S.A. (continued): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit, research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2011 and 2010, this commission was approximately 1% of the sale price of a vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In April 2011, $1,800 has been charged for nine vessels delivered between 2007 and June 2011. This amount was added to the cost of the vessels concerned and is being amortised over the remaining life of the vessels.

Up to June 30, 2010, the Management Company, at its own expense, paid technical management fees to Tsakos Shipping, and the Company paid directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels. Commissions due to Tsakos Shipping by the Company have been offset against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Marketable Securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. The fair value of these marketable securities as of June 30, 2011 was $2,544, and the change in fair value amounting to $44 (positive) is included in Accumulated other comprehensive loss.

4.	Vessels

Acquisitions

On May 12, 2011, the newly constructed vessel Spyros K was delivered at a total cost of $73,956 of which $27,462 was paid within 2011. In the first six months of 2010, the Company acquired the newbuilding Sapporo Princess at a total cost of $64,328.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4.	Vessels (continued)

Under Construction

As at June 30, 2011, the Company had under construction one conventional suezmax tanker and two DP2 suezmax shuttle tankers. The total contracted amount for this one conventional suezmax vessel under construction, plus the extra costs agreed as at June 30, 2011, was $70,190 of which $34,000 was paid until December 31, 2010 and $21,600 during the six-month period ended June 30, 2011. The vessel was delivered on August 2, 2011.

On March 21, 2011, the Company signed contracts for the construction of two DP2 suezmax shuttle tankers with a major Korean shipyard at a total cost of $184,000 with expected delivery in the fourth quarter of 2012 and in the first quarter of 2013, respectively. During the six months period ended June 30, 2011, the Company paid $18,400 as new building advances for the construction of these vessels.

Sales

In the first six months of 2011, the Company sold the aframax tankers Opal Queen for $34,000 realizing a gain of $5,802 and Vergina II for $10,925 realizing a loss of $801, which is separately reflected in the accompanying Consolidated Statements of Income. During the first six months of 2010, the Company sold four vessels, the suezmax Decathlon, the aframaxes Parthenon and Marathon and the panamax Hesnes realizing total gains of $20,190.

Held for Sale

There were no vessels held for sale at June 30, 2011, while at December 31, 2010, the aframax tanker Opal Queen was classified as held for sale.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2011, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount

July to December 2011	79,412
2012	99,146
2013	60,937
2014	38,215
2015 to 2022	93,794

Net minimum charter payments	371,504

These amounts do not assume any off-hire.

On December 9, 2010, the Company signed two charter-party agreements with the same charterer, each for the charter of a DP 2 suezmax shuttle tanker for a period of fifteen years to commence on delivery of the vessels, expected in the fourth quarter of 2012 and in the first quarter of 2013 respectively. On May 6, 2011, the Company entered into a long-term charter with fixed minimum hire plus profit-share for the suezmax Dimitris P, delivered on August 2, 2011. The revenue to be generated by the three vessels not delivered as at June 30, 2011 has not been included in the above table.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $13,163 and $12,221, at June 30, 2011 and December 31, 2010, respectively, and loan fees, net of accumulated amortization, amounted to $4,073 and $4,141 at June 30, 2011 and December 31, 2010, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long –Term Debt

Facility	June 30, 2011	December 31, 2010

(a) Credit Facilities	1,074,757	1,127,925
(b) Term Bank Loans	452,366	434,542

Total	1,527,123	1,562,467
Less – current portion	(120,218)	(133,819)

Long-term portion	1,406,905	1,428,648

(a) Credit facilities

As at June 30, 2011, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. Interest is payable at a rate based on LIBOR plus a spread. At June 30, 2011, interest on these facilities ranged from 0.95% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at June 30, 2011 amounted to $452,366. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at June 30, 2011, are based on LIBOR plus a spread.

At June 30, 2011, interest on these term bank loans ranged from 0.93% to 2.96%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2011	1.65%
Three months ended June 30, 2010	1.53%

Six months ended June 30, 2011	1.64%
Six months ended June 30, 2010	1.55%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt (continued)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after June 30, 2011, including balloon payments totaling $756,833 due through April 2022, are as follows:

Period/Year	Amount

July to December 2011	60,109
2012	120,218
2013	152,745
2014	111,367
2015	240,511
2016	217,731
2016 and thereafter	624,442

1,527,123

7.	Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Interest expense	15,767	15,463	29,830	29,000
Less: Interest capitalized	(927)	(725)	(1,825)	(1,183)

Interest expense, net	14,840	14,738	28,005	27,817
Bunkers swap cash settlements	(1,665)	(685)	(2,914)	(1,418)
Amortization of loan fees	246	319	482	607
Bank charges	106	89	132	133

Sub-total	13,527	14,461	25,705	27,139

Amortization of deferred loss on termination of financial instruments	873	443	1,278	904
Change in fair value of non-hedging financial instruments	2,545	6,644	(3,613)	7,550

Sub-total	3,418	7,087	(2,335)	8,454

Net total	16,945	21,548	23,370	35,593

At June 30, 2011, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $824,821 on which it pays fixed rates averaging 4.59% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

At June 30, 2011, the Company held ten of the thirteen interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $590,227. The fair value of such financial instruments as of June 30, 2011 and December 31, 2010 in aggregate amounted to $38,638 (negative) and $47,105 (negative), respectively.

At June 30, 2011 and 2010, the Company held three interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the first half of 2011 and 2010 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $2,477 (positive) and $4,144 (negative), respectively. In March 2010, one of these swaps that previously met hedge accounting criteria was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($3,946 at June 30, 2011), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during the first half of 2011 and 2010 was $772 and $477, respectively and for the next year up to June 30, 2012, amortization is expected to be $1,475. In addition, in June 2011, a vessel financed by the loan previously hedged by the de-designated swap, was sold and the loss within Accumulated other comprehensive loss of $506 that was considered to be directly associated with future cash flows, which were not probable of occurring was immediately reclassified to income. At the de-designation date of the swap in March 2010, a loss of $428, was reclassified to income for the same reasons.

During the first half of 2011 and 2010, the Company held five and seven bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of June 30, 2011 and 2010 was $5,015 (positive) and $3,182 (positive), respectively.

The changes in their fair values during the first half of 2011 and 2010 amounting to $1,139 (positive) and $3,264 (negative) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

8.	Stockholders’ Equity

During the six-month period ended June 30, 2011 the Company declared dividends of $13,823 in aggregate of which $6,912 were paid on February 1, 2011 and $6,911 were paid on April 28, 2011.

In the first half of 2011, Accumulated other comprehensive loss decreased with unrealized gains of $9,792 of which $8,467 (gain) resulted from changes in fair value of financial instruments, $506 of losses were reclassified to income on the sale of a vessel and $772 related to losses which were amortized to income on the de-designation of one interest rate swap. Also in the above gains are included $44 which resulted from changes in the fair value of marketable securities. In the first half of 2010, Accumulated other comprehensive loss increased with unrealized losses of $2,561 of which $3,465 (loss) resulted from changes in the fair value of financial instruments, $428 of losses were reclassified to income on sale of vessels and $477 related to losses which were amortized to income on the de-designation of one interest rate swap.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs using the treasury stock method.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Net (loss)/income available to common stockholders	$(18,127)	$8,466	$(8,842)	$27,921

Weighted average common shares outstanding	46,082,284	38,018,711	46,081,888	37,734,368

Dilutive effect of RSUs	—	280,577	—	334,508

Weighted average common shares – diluted	46,082,284	38,299,288	46,081,888	38,068,876

Basic (loss)/earnings per common share	$(0.39)	$$0.22	$(0.19)	$0.74

Diluted (loss)/earnings per common share	$(0.39)	$$0.22	$(0.19)	$0.73

For the three and six months ended June 30, 2011, the RSUs are considered anti-dilutive due to the loss from continuing operations which have resulted in their exclusion from the computation of diluted earnings per common share. For the three and six months ended June 30, 2010, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share.

10.	Commitments and Contingencies

As at June 30, 2011, the Company had under construction one suezmax tanker and two DP2 suezmax shuttle tankers. The total contracted amount remaining to be paid for the three vessels under construction, plus the extra costs agreed as at June 30, 2011 was $180,190. Scheduled remaining payments as of June 30, 2011 were $32,990 from July to December 2011, $101,200 in 2012 and $46,000 in 2013.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

11.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, marketable securities, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, and its marketable securities primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(b)	Concentration of credit risk (continued): credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $73,986 as compared to its carrying amount of $79,631 (Note 6). The fair value of the investment equates to the amount that would be received by the Company in the event of sale of that investment. The fair values of the marketable securities are determined through Level 1 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, while the fair values of the one long-term bank loan with a fixed interest rate and the interest rate swap agreements and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

The fair value of the vessel held for sale at December 31, 2010 (Opal Queen) was determined through Level 1 based on the sales price per the Memorandum of Agreement.

The estimated fair values of the Company’s financial instruments, other than derivatives at June 30, 2011 and December 31, 2010. are as follows:

	Carrying Amount June 30, 2011	Fair Value June 30, 2011	Carrying Amount December 31, 2010	Fair Value December 31, 2010

Financial assets/(liabilities)
Cash and cash equivalents	227,472	227,472	276,637	276,637
Restricted cash	7,136	7,136	6,291	6,291
Marketable securities	2,544	2,544	—	—
Investments	1,000	1,000	1,000	1,000
Debt	(1,527,123)	(1,521,476)	(1,562,467)	(1,555,374)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value (continued): The tables also present information with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments - Fair value	—	—	23,292	23,053

	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	15,346	24,052

	Subtotal	—	—	38,638	47,105

Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	9,142	9,433

	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	10,200	12,386

Bunker swaps	Current portion of financial instruments-Fair value	4,056	3,378	—	—

	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	959	498	—	—

	Subtotal	5,015	3,876	19,342	21,819

	Total derivatives	5,015	3,876	57,980	68,924

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value: (continued)

The Effect of Derivative Instruments on the Statement of Financial Performance for the three and six month periods ended June 30, 2011, and 2010

Derivatives in Cash Flow Hedging Relationships

Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)

Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2011	2010	2011	2010
Interest rate swaps	4,544	(184)	8,467	(3,465)

Total	4,544	(184)	8,467	(3,465)

Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)

Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2011	2010	2011	2010
Interest rate swaps	Interest and finance costs, net	(873)	(443)	(1,278)	(904)

Total		(873)	(443)	(1278)	(904)

Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2011	2010	2011	2010
Interest rate swaps	Interest and finance costs, net	—	—	—	(143)

Total		—	—	—	(143)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) JUNE 30, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Financial Instruments (continued)

(c)	Fair value: (continued)

Derivatives Not Designated as Hedging Instruments

Gain (Loss) Recognized on Derivative

Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2011	2010	2011	2010
Interest rate swaps	Interest and finance costs, net	(2,039)	(5,101)	(1,897)	6,355
Bunker swaps	Interest and finance costs, net	177	(1,861)	4,052	(1,846)

Total		(1,862)	(6,962)	2,155	4,509

The following table summarizes the fair values for assets and liabilities measured on a recurring basis as of June 30, 2011:

Recurring measurements	June 30, 2010	Quoted Prices in Active Markets for Identical Assets/(Liabilities) (Level 1)	Significant Other Observable Inputs Assets/(Liabilities) (Level 2)	Unobservable Inputs Assets/(Liabilities) (Level 3)
Interest rate swaps	(57,980)	—	(57,980)	—
Marketable Securities	2,544	2,544		—
Bunker swaps	5,015	—	5,015	—

	(50,421)	2,544	(52,965)	—

12.	Subsequent Events

(a)	On July 19, 2011, the Company announced a quarterly dividend of $0.15 per share which was paid on August 10, 2011.

(b)	On August 2, 2011, the Company took delivery of the suezmax tanker Dimitris P and drew down $48,650 on a new 9 year term loan arranged on July 25, 2011. The term loan will be repaid in 18 consecutive semi-annual installments of $1,622 and a balloon of $19,460 payable together with the last installment.

(c)	On July 28, 2011, the Company entered into a new swap agreement to hedge its exposure to interest rate fluctuations with regards to the newly arranged debt for the financing of Dimitris P. The swap will be effective on May 9, 2013.

(d)	On August 11, 2011, the Company announced the authorization of a new share buy back program allocating up to $20,000 for purchases in the open market and in other transactions.